

Mail Stop 3561

February 15, 2008

By U.S. Mail

Gerard Guez
Chairman of the Board
Tarrant Apparel Group
3151 East Washington Boulevard
Los Angeles, CA 90023

> **Re:** **Tarrant Apparel Group**
> **Form 10-K for the year ended December 31, 2006**
> **Filed on March 27, 2007**

Dear Mr. Guez:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant